Investment Managers Series Trust II

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

December 21, 2023

VIA EDGAR TRANSMISSION

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)
File No. 333-275747

Dear Mr. Long:

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the Trust’s Form N-14 Registration Statement filed with the Securities and Exchange Commission on November 24, 2023 (Accession No. 0001213900-23-089902)

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Wilmington, State of Delaware on the 21st day of December 2023.

No fees are required in connection with this filing.

If you have any questions or require further information, do not hesitate to contact me at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

Investment Managers Series Trust II